FOIA CONFIDENTIAL TREATMENT REQUEST

August 10, 2009

Mr. Robert S. Littlepage

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mailstop 3720

Re:	Crown Castle International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q Fiscal Quarter Ended March 31, 2009
File No. 001-16441

Dear Bob:

This letter is in response to your oral request on August 7, 2009 relating to the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Staff Comment:

1.	Please provide to us a copy of the valuation report related to the Global Signal Merger (as requested orally on August 7, 2009).

Company Response:

Attached is a hard copy of the valuation report (“Valuation Report”) related to the valuation of certain tangible and intangible assets of Global Signal Inc., which was merged with and into a subsidiary of Crown Castle International Corp. upon completion of the merger on January 12, 2007. In connection with the submission of this letter and the supplementally provided Valuation Report, we are respectfully requesting confidential treatment for the Valuation Report pursuant to Rule 83 promulgated by the Commission, 17 C. F. R. §§ 200.83. We request that the Valuation Report be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains business confidential information, disclosure of which would cause the Company competitive harm. Based upon our discussion on August 7, 2009, the Company understands that the SEC has agreed to not make the Valuation Report part of any public record. In the event that the Staff or the Office of Freedom of Information and Privacy Act Operations receives a request for access to the Valuation Report or any portion thereof, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment.

If you would like to discuss the Valuation Report or if you would like to discuss any other matters, please contact the person requesting confidential treatment, Michael D. Manczka, Jr., at (724) 416-2422. In Mr. Manczka’s absence, please contact Jay Brown, Senior Vice President, Chief Financial Officer and Treasurer at (713) 570-3076.

Sincerely,

/s/ Michael D. Manczka, Jr.
Michael D. Manczka, Jr. Vice President – Financial Reporting

Cc:	Mr. Larry Spirgel
Ms. Kenya Wright Gumbs
Office of Freedom of Information and Privacy Act Operations